SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 12, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the resignation of Mr. Avi Zvi as CEO of the Company

PARTNER COMMUNICATIONS ANNOUNCES THE
RESIGNATION OF MR. AVI ZVI AS CEO OF THE COMPANY

ROSH HA'AYIN, Israel, April 12, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that Mr. Avi Zvi, CEO of the Company, has notified the Board of Directors of his resignation from the Company.

The effective date of Mr. Avi Zvi's resignation as the Company's CEO has not yet been determined.

The Chairperson of the Board of Directors, Ms. Osnat Ronen, thanked Mr. Avi Zvi on behalf of the Board of Directors for his contribution and achievements to the Company, "I would like to thank Avi for the period together in which he successfully managed with sensitivity, talent and charisma to harness an entire company and achieve significant achievements in a short period of time. During the last few months Partner continued its transformation from a service provider into a service and infrastructure provider with the acceleration of the Company's core and innovative areas for the coming years-fiber. Along with the investments, over the last few months, there has been an improvement in all of Partner's main financial indices for which we are appreciative.

Mr. Avi Zvi noted: "The last year has been full of achievements and success. I am proud of the management team that we have formed, which, together with Partner employees, has managed in a relatively short period of time to achieve significant advances which will affect the Company in the coming years. Upon taking office, I stated that my main goal was to lead the Company towards the sale of its controlling interest, and now, when this has been completed, I have notified the Company’s Board of Directors of my desire to resign from my position. I wish the buyers group success. They have acquired a significant interest in a wonderful company with excellent human capital and highly advanced technology.

I would like to thank the Chairperson of the Board of Directors, Ms. Osnat Ronen, and the members of the Board of Directors for their partnership and support for the many achievements we were able to accomplish in such a short period of time."

Finally, I would like to thank the management and the employees of this amazing group. The human resource is what differs and creates the advantage for Partner’s success."

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972 (54) 781 4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: April 12, 2022